                NEWS RELEASE
OTC BB: VCTZF
Cusip# 91881202

Greenhouse Entrepreneur, Stephen Kenneth Fane, Joins Valcent’s Advisory Board

BRITISH COLUMBIA--(Marketwire – April 28, 2010) - Valcent Products Inc. (OTCBB:VCTZF) announces that Stephen Kenneth Fane has agreed to join the Company’s advisory board. Fane joins noted environmental defender, Robert F. Kennedy Jr, on the Company’s advisory board.  Fane, who was a partner at Coopers & Lybrand; a predecessor firm to PriceWaterhouseCoopers; became a hydroponic greenhouse entrepreneur twenty years ago.

In 1990, Fane acquired a 5-acre hydroponic greenhouse operation that produced bell peppers which he expanded to over 75 acres under glass.  Fane merged his operation with another large-scale producer and took the combined entity public as an Income Trust on the TSX.  Fane was President & CEO of Hot House Growers Income Fund from December 2003 to October 2006 where he was responsible for the integration of two existing large-scale operations totaling more than 135 acres under glass and the raising of $70M through the public offering process.  In late 2006, the Trust was merged with another large scale producer to form one of the world’s largest greenhouse production and marketing companies.

Fane has visited Valcent’s award-winning pilot vertical farming program, known as VertiCrop™, at the Paignton Zoo Environmental Park in the United Kingdom. “A naturally green ecosystem, VertiCrop™ grows large amounts of food in a relatively small area with wastewater recycled and reused,” said Stephen Fane.   “I am encouraged by the potential of this technology to provide a sustainable model of food production.”

Mr. Chris Bradford, Valcent’s President and CEO stated, “Steve's extensive experience in the commercial greenhouse industry will be invaluable as Valcent enters its commercial sales and marketing of both the Verticrop™ and Alpha Crop™  Systems.” He further noted, “Steve will be much more than a member of the Advisory Board as he will take a ‘hands on’ relationship with the Company and its Board and intends to consult with the Company on a daily basis."

About Valcent Products Inc.:
Valcent Products Inc. (OTCBB:VCTZF) is a leader in the development and manufacturing of commercial vertical crop technology for global markets. Valcent is a pioneer and leader in eco-technology with its core research and development in sustainable, renewable, and intensive agricultural products.  For more information, visit: www.valcent.net and  www.valcent.eu.

For more information, visit: www.valcent.net and www.valcent.eu.

Contacts: Investor Relations Mike Parker or Tom Toporowski (888) 506-7979 604-606-7979 info@valcent.net	Media Relations Nancy Tamosaitis Vorticom Public Relations (212) 532-2208 Nancyt@vorticom.com

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions, which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herein.